UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 3, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

BELLYHOLD SPACE MANAGEMENT AGREEMENT

Reference is made to the announcement dated 29 November 2016 in relation to the proposed disposal of the entire equity interest in Eastern Logistics, a wholly-owned subsidiary of the Company.

Upon completion of the Disposal, members of the Eastern Logistics Group will become subsidiaries of CEA Holding, which is the controlling shareholder of the Company. China Cargo Airlines is an 83%-owned subsidiary of Eastern Logistics. Therefore, China Cargo Airlines will become a connected person of the Company as defined under the Hong Kong Listing Rules. Accordingly, under the Hong Kong Listing Rules, the entrustment of China Cargo Airlines to manage the bellyhold space business of the Group will constitute continuing connected transactions of the Company upon completion of the Disposal.

On 1 January 2017, the Company and China Cargo Airlines entered into the Management Agreement. On the signing date of the Management Agreement and as of the date of this announcement, the transactions contemplated under the Management Agreement have constituted connected transactions of the Company under the Shanghai Listing Rules but have not constituted continuing connected transactions of the Company under the Hong Kong Listing Rules.

As the relevant applicable percentage ratios set out in the Hong Kong Listing Rules in respect of the transactions contemplated under the Management Agreement are expected to be more than 0.1% but less than 5% on an annual basis, such transactions are expected to be subject to the reporting, announcement and annual review requirements only and exempt from independent shareholders’ approval under the Hong Kong Listing Rules.

1.	THE BELLYHOLD SPACE MANAGEMENT AGREEMENT (THE “MANAGEMENT AGREEMENT”)

Reference is made to the announcement dated 29 November 2016 in relation to the proposed disposal of the entire equity interest in Eastern Logistics, a wholly-owned subsidiary of the Company (the “Disposal Announcement”). Unless otherwise defined, the capitalized terms used herein shall have the same meanings as set out in the Disposal Announcement.

Upon completion of the Disposal, the bellyhold space business of the Group will be in competition with the all-cargo aircraft freight business of China Cargo Airlines. In view of this, within a certain period of time upon completion of the Disposal, entrusted management of bellyhold space will be arranged by the Company as a transitional solution to avoid competition. The Company will, at such time as appropriate, negotiate with Eastern Logistics a thorough solution to the competition problem such as the buyout of the bellyhold space business.

Upon completion of the Disposal, members of the Eastern Logistics Group will become subsidiaries of CEA Holding, which is the controlling shareholder of the Company. China Cargo Airlines is an 83%-owned subsidiary of Eastern Logistics. Therefore, China Cargo Airlines will become a connected person of the Company as defined under the Hong Kong Listing Rules. Accordingly, under the Hong Kong Listing Rules, the entrustment of China Cargo Airlines to manage the bellyhold space business of the Group will constitute continuing connected transactions of the Company upon completion of the Disposal.

On 1 January 2017, the Company and China Cargo Airlines entered into the Management Agreement.

Term

The Management Agreement will be effective for a term of three years, commencing on 1 January 2017.

Services

Under the Management Agreement, China Cargo Airlines is entrusted to manage the bellyhold space freight business of the Group, including the businesses of bellyhold cargo sales, settlement and relevant operational support in all of the passenger flights under the Company, its branches and subsidiaries.

Under the Management Agreement, on behalf of the Company, China Cargo Airlines shall collect the revenue from the end customers in respect of bellyhold space transportation and pay relevant system usage fee incurred for the bellyhold space business. Within 90 days after each month-end, the Company and China Cargo Airlines shall settle the payments for transportation fees collected on behalf of the Company, handling charges for entrusted management and relevant system usage fee arising from the bellyhold space business paid on behalf of the Company in respect of that month. The amount to be collected on behalf of the Company will not be accounted for as the revenue of China Cargo Airlines, but instead be accounted for as revenue of the Company in the Company’s accounts. China Cargo Airlines will arrange for remittance of the amount collected on behalf of the Company for each month to the Company’s designated account within 90 days after each month-end.

Pricing

Pursuant to the Management Agreement, in respect of the entrusted management of bellyhold space business, the Company will pay management fee to China Cargo Airlines according to industry practice, including handling charges for the entrusted management and incentives for achieving specified sales targets. Such charges and incentives shall be benchmarked against market rates, i.e. prices charged by independent third parties for the time being in the provision of comparable services pursuant to normal transaction at the same region or its vicinity where such services are provided, taking into account the overall freight market conditions, the costs of such entrusted management incurred by China Cargo Airlines and the requirements of such entrusted management specified by the Company, and negotiated and determined by the Company and China Cargo Airlines on an arm’s length basis. Fee charge for the provision by China Cargo Airlines of bellyhold space management services shall be at rates which are not higher than the fee rates applicable to the provision by China Cargo Airlines of comparable services to independent third parties.

The Group will designate departments or officials to be primarily responsible for checking the price quoted and terms offered by independent third parties for the same or similar type of services (in general, through emails, fax or telephone consultation with at least two independent third parties for price quoted and terms offered for the provision of the same or similar management services), to ensure that the terms of the Management Agreement are fair and reasonable and no less favourable than those offered by independent third parties.

The handling fee for entrusted management shall be payable on a monthly basis whereas the sales incentives shall be payable on a yearly basis and the amount payable shall be confirmed before 31 January of the following year.

Historical Amounts

As the Company’s entrustment of China Cargo Airlines to operate and manage the bellyhold space freight transportation business is a new transaction as a solution to the competition problem arising after the completion of the Disposal, no historical data is available for reference as far as the determination of Proposed Annual Caps is concerned.

Proposed Annual Caps

In connection with the transactions contemplated under the Management Agreement, the table below sets out the Proposed Annual Caps of amounts payable by the Group to China Cargo Airlines for each of the three years ending 31 December 2017, 2018 and 2019, respectively.

	Proposed Annual Caps
	for the year ending 31 December
	2017	2018	2019
	(in millions of RMB)

Management fee payable to China
Cargo Airlines by the Group	300	500	700

The Proposed Annual Caps of amounts of management fees payable by the Group to China Cargo Airlines are mainly based on the following: (i) the level of operation and development trend in the industry for comparable markets; (ii) the actual ATK (available tonne-kilometres) for bellyhold space calculated based on the plan of introduction of passenger flights of the Company, its branches and subsidiaries; (iii) the revenue level forecast in the next year arrived at using regression analysis based on the historical level of revenue for the respective routes, and the projection of annual management benchmarks together with the amount of relevant annual caps arrived at based on the annual bellyhold space cargo transportation volume and revenue level forecast. In particular, the revenue generated from bellyhold space business of the Company amounted to RMB2,384 million, RMB2,605 million and RMB2,011 million for the two years ended 2015 and the first three quarters of 2016, respectively. With reference to the above historical operating data of the bellyhold space business, the plan of passenger flights for the three years ending 2019 and the increase of carrying capacity of the bellyhold space, as well as the trend of air cargo transportation market, the Company estimated that the annual growth rate of carrying volume of the bellyhold space will reach 8–10% and the annual growth rate of revenue of the bellyhold space business will reach 7–11% for the three years ending 2019. (Note: As affected by factors including the plan of introducing/quitting passenger flights, the fluctuation of demand for international cargo transportation market, market competition and the geopolitics, the carrying capacity and revenue of the bellyhold space business of the Company for 2017–2019 may vary significantly from the growth rate anticipated by the Company. The actual amount of the management fee for the bellyhold space services may therefore vary significantly from the Proposed Annual Caps.)

2.	REASONS FOR AND BENEFITS OF THE TRANSACTIONS CONTEMPLATED UNDER THE MANAGEMENT AGREEMENT

As a long-standing operator of air freight transportation, China Cargo Airlines is highly experienced in operating air freight business. The Group’s entrustment of China Cargo Airlines for the operation of its bellyhold space business is in line with the overall trend of major international airlines withdrawing from air freight transportation business. It represents a specific measure and reasonable option for the Group to cope with the poor conditions of the air freight market, cater to the Group’s requirement of specialized operation of its bellyhold space business, and contribute to the steady growth of revenue from its bellyhold space business. It also avoids competition between the Group and Eastern Logistics; facilitates the Group’s focus on air passenger transportation in terms of the use of relevant resources; enhances the Group’s operation and management ability in its core business of passenger transportation; further builds up the brand image and competitiveness of the Group in the air passenger transportation sector, thereby creating better investment returns for shareholders.

The Directors (including the independent non-executive Directors) are of the view that that (i) the transactions contemplated under the Management Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole; and (ii) the Proposed Annual Caps of amounts in relation to the transactions contemplated under the Management Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole.

3.	HONG KONG LISTING RULES IMPLICATIONS

On the signing date of the Management Agreement and as of the date of this announcement, the transactions contemplated under the Management Agreement have constituted connected transactions of the Company under the Shanghai Listing Rules but have not constituted continuing connected transactions of the Company under the Hong Kong Listing Rules.

As mentioned above, because CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group, including China Cargo Airlines after the completion of the Disposal, will be therefore a connected person of the Company.

As the relevant applicable percentage ratios set out in the Hong Kong Listing Rules in respect of the transactions contemplated under the Management Agreement are expected to be more than 0.1% but less than 5% on an annual basis, such transactions are expected to be subject to the reporting, announcement and annual review requirements only and exempt from independent shareholders’ approval under the Hong Kong Listing Rules.

The resolutions regarding the Management Agreement, the transactions contemplated thereunder and the relevant Proposed Annual Caps have been considered and passed at the third ordinary meeting of the eighth session of the Board held on 29 November 2016. As Mr. Liu Shaoyong (a Director and the chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of the senior management of CEA Holding and Mr. Tian Liuwen (a Director and a Vice President of the Company) is a member of the senior management of Eastern Logistics, they may be regarded as having a material interest in the Management Agreement and the transactions contemplated thereunder. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving, among others, the Management Agreement and the transactions contemplated thereunder. Save as aforesaid, none of the Directors has any material interests in the Management Agreement and the transactions contemplated thereunder.

4.	INFORMATION OF THE PARTIES

Information relating to the Company

The Company is principally engaged in the business of civil aviation.

Information relating to China Cargo Airlines

China Cargo Airlines is principally engaged in international (regional) and domestic air cargo and mail transport services.

5.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules;

“Bellyhold Space Management Agreement” or “Management Agreement”	means the agreement dated 1 January 2017 entered into between the Company and China Cargo Airlines in relation to entrustment of China Cargo Airlines to operate and manage the bellyhold space services of the Company;

“Board”	means the board of Directors;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company*), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 56.38% of its issued share capital as at the date of this announcement;

“CEA Holding Group”	means CEA Holding and its subsidiaries;

“China Cargo Airlines”	means 中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.*), a controlled subsidiary of Eastern Logistics, which is a wholly-owned subsidiary of the Company as at the date of this announcement;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary receipts are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person”	has the meaning ascribed to it under the Hong Kong Listing Rules;

“Directors”	means the directors of the Company;

“Eastern Logistics”	means 東方航空物流有限公司 (Eastern Air Logistics Co., Ltd.*), a wholly-owned subsidiary of the Company as at the date of this announcement, being the target company of the Disposal;

“Eastern Logistics Group”	means Eastern Logistics and its subsidiaries;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Listing Rules”	means the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China and for the purpose of this announcement excluding Hong Kong, Macau Special Administrative Region and Taiwan;

“Proposed Annual Caps”	means the proposed annual caps for the three years ending 31 December 2019 in respect of the Management Agreement;

“RMB”	means Renminbi yuan, the lawful currency of the PRC;

“Shanghai Listing Rules”	means the Rules Governing the Listing of Stocks on Shanghai Stock Exchange; and

“%”	means per cent.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
3 January 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

*	For identification purposes only

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